

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 12b-25

NOTIFICATION OF LATE FILING

| OMB Number: | 3235-0058 |
|---|---|
| Expires: | March 31, 2006 |
| Estimated average burden hours per response | 2.50 |

SEC FILE NUMBER
1-9947

CUSIP NUMBER
872625108

1—9947



SEC MAIL
RECEIVED
PROCESSING
DEC 29 2005
WASH. D.C.
190
SECTION


*(Check one):* / / Form 10-K / / Form 20-F /X/ Form 11-K / / Form 10-Q / / Form N-SAR / / Form N-CSR

For Period Ended: June 30, 2005

/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR
For the Transition Period Ended: ______

ORIGINAL

**Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.**

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

## PART I — REGISTRANT INFORMATION

TRC Companies, Inc.
Full Name of Registrant

PROCESSED
JAN 04 2006 E
THOMSON
FINANCIAL

Former Name if Applicable

21 Griffin Road North
Address of Principal Executive Office *(Street and Number)*

Windsor, Connecticut 06095
City, State and Zip Code

## PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

## PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TRC Companies, Inc. ("TRC") was unable to file its Form 11-K related to its 401(k) Retirement and Savings Plan for the fiscal year ended June 30, 2005, without unreasonable effort or expense. TRC is in process of completing certain aspects of the financial statements for the plan and expects to file the Form 11-K by January 11, 2006.

(Attach extra Sheets if Needed)

 **Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**PART IV — OTHER INFORMATION**

(1) Name and telephone number of person to contact in regard to this notification

| Martin H. Dodd | 860 | 298-6212 |
|---|---|---|
| (Name) | (Area Code) | (Telephone Number) |

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Form 10-K for the fiscal year ended June 30, 2005 and Form 10-Q for the quarterly period ended September 30, 2005 — / / Yes /X/ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

/ / Yes /X/ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TRC Companies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date December 28, 2005 By [signature]

## ATTENTION

**Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).**

### GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).